THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

02034069

620 Avenue of the Americas, New York, NY 10011

DEPOSITARY RECEIPTS

May 3, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING RECEIVED MAY 15 2002 WASH. D.C. 165 SECTION

Re: Sammy Corporation– File No. 82-5227

Dear Sirs:

At the request of Sammy Corporation, we are enclosing a copy of their:

- **Notice of the Medium-Term Management Plan**

We are forwarding these documents at the request and on behalf of Sammy Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly Yours,

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

Shunsuke Sumikawa
Account Administrator
Tel: 646-885-3296
Fax: 646-885-3043
Email: ssumikawa@bankofny.com

dlw 5/21

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

620 Avenue of the Americas, New York, NY 10011

DEPOSITARY RECEIPTS

May 3, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re: Sammy Corporation– File No. 82-5227

Dear Sirs:

At the request of Sammy Corporation, we are enclosing a copy of their:

- **Notice of Restructuring of Overseas Group Companies**

We are forwarding these documents at the request and on behalf of Sammy Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly Yours,

Shunsuke Sumikawa
Account Administrator
Tel: 646-885-3296
Fax: 646-885-3043
Email: ssumikawa@bankofny.com

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

620 Avenue of the Americas, New York, NY 10011

DEPOSITARY RECEIPTS

May 3, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re: Sammy Corporation– File No. 82-5227

Dear Sirs:

At the request of Sammy Corporation, we are enclosing a copy of their:

- **Development of 3D Graphics Display System**

We are forwarding these documents at the request and on behalf of Sammy Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly Yours,

S. Sumikawa

Shunsuke Sumikawa
Account Administrator
Tel: 646-885-3296
Fax: 646-885-3043
Email: ssumikawa@bankofny.com

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

620 Avenue of the Americas, New York, NY 10011

DEPOSITARY RECEIPTS

May 3, 2002

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 15 2002
WASH. D.C.
165

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re: Sammy Corporation– File No. 82-5227

Dear Sirs:

At the request of Sammy Corporation, we are enclosing a copy of their:

- **Notice Non-Consolidated Financial Statements**

We are forwarding these documents at the request and on behalf of Sammy Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly Yours,

Shunsuke Sumikawa
Account Administrator
Tel: 646-885-3296
Fax: 646-885-3043
Email: ssumikawa@bankofny.com

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

620 Avenue of the Americas, New York, NY 10011

DEPOSITARY RECEIPTS

May 3, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re: Sammy Corporation– File No. 82-5227

Dear Sirs:

At the request of Sammy Corporation, we are enclosing a copy of their:

- **Notice Consolidated Financial Statements**

We are forwarding these documents at the request and on behalf of Sammy Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly Yours,

Shunsuke Sumikawa
Account Administrator
Tel: 646-885-3296
Fax: 646-885-3043
Email: ssumikawa@bankofny.com

FILE NO. 82-5227
(Translation)

April 25, 2002

Dear Sirs:

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi
President and Chief Executive Officer
(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Yasuhiro Katayama
Executive Officer and Division Manager, Administration Division
(TEL: 03-5950-3790)

Notice on the Medium-Term Management Plan

Please take notice that at the meeting of the Board of Directors of Sammy Corporation (the "Company") held on April 25, 2002, a revision to its Medium-Term Management Plan publicized on May 15, 2001 was approved, taking into consideration of its new business developments in the future, as described below:

Description

1. Management Policy

The core businesses of the Sammy Group are the pachislot and pachinko machine business and the NEWS (New Entertainment World of Sammy) business, which covers amusement new technology content merchandising. With its corporate philosophy, "We will keep pace with people and with its originality and providence, contribute to the creation and development of cultures through 'entertainment'," and its corporate slogan "Aggressiveness and High Spirit", the group intends to exert its group-wide efforts to improve performances and meet expectations of its shareholders and all other people who have given credit to the group.

2. Medium-Term Vision

In the pachislot and pachinko machine business, the group will expand a market share of its pachislot and pachinko machines and promote marketing of hall designs and peripheral equipment, whereby increasing profits.

In the NEWS business, the group intends to market new amusement arcade equipment for industrial use in the world market, including Japan and make serious inroads into the market for home video game software, especially in Europe and the U.S., whereby growing the business as a pillar of profits to follow the pachislot and pachinko machine business.

Now that the group has built up its brand power in the pachislot and pachinko machine business, the group will expand business arenas for the NEWS business to make a leap forward, whereby establishing its presence as a "global general entertainment company."

3. Management Indexes and Management Plan as Medium-Term Targets

With the aim of continuous growth and maximization of shareholder value, the group has engaged in business to increase its market value and has set the following indexes showing investment efficiency and profitability as important medium-term targets:

(i) Return on equity (ROE): 30% or higher

(ii) Recurring profit margin: 25% or higher

.millions of yen.

		Management plan for the year ending March 31, 2003	
		Sammy (Non-consolidated)	Sammy Group (Consolidated)
Net sales	Pachislot and pachinko machine business	161,000	171,500
	NEWS business	19,000	31,500
	Total	180,000	203,000
Recurring income		58,000	61,000
Net income		29,000	30,000

.millions of yen.

		Management plan for the year ending March 31, 2004	
		Sammy (Non-consolidated)	Sammy Group (Consolidated)
Net sales	Pachislot and pachinko machine business	178,000	190,000
	NEWS business	32,000	60,000
	Total	210,000	250,000
Recurring income		72,000	80,000
Net income		36,000	39,500

.millions of yen.

		Business plan for the year ending March 31, 2005	
		Sammy (Non-consolidated)	Sammy Group (Consolidated)
Net sales	Pachislot and pachinko machine business	188,000	202,000
	NEWS business	37,000	78,000
	Total	225,000	280,000
Recurring income		78,000	90,000
Net income		39,000	44,500

4. Key Items

- Measures for speedy management and strategic subsidiary management (M&A, business tie-ups, etc.)

- Continuous development of product brands in the pachislot machine business

- Strengthening of product powers in the pachinko machine business and the acquisition of a market share of 10% for the number of machines sold annually

- Global expansion of new businesses of amusement arcade equipment for industrial use and home game software in the NEWS business

- Strengthening of development capabilities in the pachislot and pachinko machine business and the NEWS business

- END -

(Translation)

April 25, 2002

Dear Sirs:

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi
President and Chief Executive Officer
(Code No. 6426 Tokyo Stock Exchange 1st Section)

Further Inquiry: Yasuhiro Katayama
Executive Officer and Division Manager, Administration Division
(TEL: 03-5950-3790)

Development of 3D Graphics Display System

Please take notice that Sammy Corporation (the "Company") has commenced to develop a 3D graphics display system as a core for future expansion of the new technology sector of its NEWS (New Entertainment World of Sammy) business, which the Company has promoted, as described below:

Description

With regard to the 3D graphics display system, the Company will be responsible for system developments and the Semiconductor Group of Hitachi, Ltd. (Group Leader & CEO: Mr. Toru Ito; hereinafter referred to as "Hitachi") will be responsible for production by SoCs (System-on-Chip). As graphics cores, Power VR® (Note 1), which has been licensed to Hitachi by a British company, Imagination Technologies, Ltd. (CEO: Mr. Hossein Yassaie, hereinafter referred to as "IMG"), will be used. Development environments, such as library software, middleware and development support equipment, will be developed within the Sammy Group independently and application software will also be developed, especially within the Sammy Group. Hence, high-performance and reasonably priced products are expected to be supplied.

1. Purpose of Development

A new technology business in the NEWS business is the one to develop new entertainment arenas by developing or employing technologies required currently or in the future in the entertainment sector. It's a strategic domain that not only envisions synergies with existing operations but also creates new markets through the integration and combination of various operations and technologies.

The development of the 3D graphics display system is aimed at extending its operations, with graphics display equipment as a core for the development of its new technology business, not only in the current business arenas of the Sammy Group but also in various business arenas through collaborations with other companies and other measures.

Mr. Seiichi Ueda, Director, System Solution Business Unit, Semiconductor & Integrated Circuits of Hitachi said: "The combination of system solution technologies of Hitachi and the leading-edge 3D graphics cores of IMG will materialize a next-generation graphics system for Sammy Corporation. It will also contribute to us in the next-generation game, digital, civilian technology, car electronics and communications sectors, as a core for our SoC technology strategy."

2. Uses

(1) Uses within the Sammy Group

(i) For use in LCD displays of pachislot and pachinko machines

(ii) For use in amusement game machines

(2) Other uses

(i) For use in mobile devices, such as PDAs

(ii) For use in industrial and civilian equipment requiring graphics display

3. Time to Start Mass Production

2004

4. Effect on Business Performance

The prospective effect on business performance is described in the "Forecast of the Consolidated Business Performance for the Year Ending March 31, 2003" and the "Notice on the Medium-Term Management Plan" publicized on April 25, 2002.

Outline of Hitachi, Ltd.

1. Company name: Hitachi, Ltd.

2. Location of head office: 6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo

3. Representative: Etsuhiko Shoyama, President and Representative Director

4. Employees (consolidated basis): 340,939 (March 2001)

5. Net sales (consolidated basis): ¥8,416.9 billion (for the year ended March 31, 2001)

Outline of IMG

1. Company name: Imagination Technologies, Ltd.

2. Location of head office: Kings Langley, the United Kingdom

3. Representative: Hossein Yassaie, CEO

4. Employees: 230

5. Business: International IP licensor that licenses high-performance 2D and 3D graphics cores and leading-edge multi-thread DSP cores, develops various DSP software for communications and supplies tools for developing DSP software

(Note 1) Power VR® is a trademark of Imagination Technologies, Ltd.

- END -

FILE NO. 82-5227

(Translation)

April 25, 2002

Dear Sirs:

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi
President and Chief Executive Officer
(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Yasuhiro Katayama
Executive Officer and Division Manager, Administration Division
(TEL: 03-5950-3790)

Restructuring of Overseas Group Companies

Please take notice that at the meeting of the Board of Directors of Sammy Corporation (the "Company") held on April 25, 2002, the Company determined to restructure its overseas group companies to strongly extend its NEWS (New Entertainment World of Sammy) business, which the Company has promoted, in the overseas market, as described below:

Description

1. Purpose of Restructuring of Overseas Group Companies

The NEWS business of the Company focuses on global development targeting not only the Japanese market but also the overseas market. The business has principally marketed game machines for industrial use. To make serious inroads into the oversea market, specifically the European and U.S. market for home game software, the Company will establish a uniform management system of its overseas group companies.

2. Method of Restructuring

(1) Present state

As an overseas group company, the Company controls Sammy USA Corporation ("SUSA", located in Chicago, Illinois, USA), which engages in the business of game machines for industrial use. As 100% subsidiaries, SUSA holds Sammy Europe Limited ("Sammy Europe", located in London, the United Kingdom) and Sammy Entertainment Inc. ("Sammy Entertainment", located in Los Angeles, California, USA).

(2) Outline after restructuring

The Company will establish a new holding company controlling the above-mentioned three companies and responsible for general control over its whole overseas businesses.

Outline of the holding company

(i) Name: Sammy Holding (tentative name)

(ii) Location: Dublin, Ireland

(iii) Capital: US$3.5 million (expected)

(iv) Business: Financial, legal and personnel affairs and planning of business strategies for overseas group companies

(v) Incorporation: May 2002 (expected)


Sammy.the Company)
SUSA
Sammy Europe
Sammy Entertainment
Sammy.the Company.
Sammy Holding .tentative name.
Sammy Europe .tentative name.
Sammy Studio .tentative name.
SUSA

Present state After restructuring

(3) As a result of the establishment of the uniform management system of the

overseas group companies, Sammy Entertainment will be renamed "Sammy Studio" (tentative name) and relocated to San Diego and will be controlled by the holding company.

Outline of Sammy Studio

(i) Name: Sammy Studio (tentative name)

(ii) Location: San Diego, California, USA

(iii) Capital: Undecided

(iv) Business: Planning, development and marketing of home game software in the European and U.S. markets

3. Effect on Business Performance

The prospective effect on business performance is described in the "Forecast of the Consolidated Business Performance for the Year Ending March 31, 2003" and the "Notice on the Medium-Term Management Plan" publicized on April 25, 2002.

- END -

FILE NO.82-5227

April 25, 2002

NON-CONSOLIDATED FINANCIAL STATEMENTS
Year Ended March 31, 2002

Name of the Company: Sammy Corporation
Code number: 6426
(URL http://ir.sammy.co.jp)

Any inquiry to: Yasuhiro Katayama
Executive officer
2-23-2 Higashi Ikebukuro
Toshima-ku, Tokyo, Japan
Tel••(03)5950• 3790

Date of the Board of Directors meeting for the year closing••April 25, 2002
Date of the ordinary shareholders' meeting for the year closing June 21, 2002
Interim dividend distribution Applicable

1. RESULTS OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 2002

(1) RESULTS OF OPERATIONS

	Net sales	Operating income	Net income
	Millions of Yen• • •	Millions of Yen• • •	Millions of Yen• • ••
For Year ended March 31, 2002	142,394 (110.3)	51,955 (175.9)	23,375 (136.8)
For Year ended March 31, 2001	67,706 • 47.9•	18,830 • 169.7• •	9,873 • 190.4• •

	Net income per share	Net income per share (Diluted)	Return on equity	Operating income to total assets	Operating income to net sales
	Yen	Yen	• •	• •	• •
For Year ended March 31, 2002	442.39	442.24	54.6	54.8	36.5
For Year ended March 31, 2001	389.45	388.19	40.7	33.2	27.8

(Note) • • Weighted average number of shares outstanding for the fiscal year 2002 and 2001 were 52,839,269 shares and 25,351,500 shares, respectively.
• ••There was no significant change in the accounting policy between the years presented.
• ••Percentages for net sales, operating income and net income represent change from the prior year.

(2) DESCRIPTION OF DIVIDENDS PAID

	Dividend paid per share for the year	Interim	Year-end	Total dividends paid (annual)	Dividend payout ratio	Ratio of dividend paid to equity
	Yen	Yen	Yen	Millions of Yen	• •	• •
Fiscal year 2002	50.00	0.00	50.00	2,670	11.4	4.7
Fiscal year 2001	60.00	0.00	60.00	1,536	15.6	5.3

(Note) Per-share dividend paid at the end of fiscal year 2001 consisted of the ordinary dividend of 50 yen and one-time special dividend of 10 yen.

(3) FINANCIAL POSITION

	Total assets	Shareholders' equity	Equity ratio	Equity per share
	Millions of yen	Millions of yen	%	Yen
March 31, 2002	116,268	56,660	48.7	1,060.82
March 31, 2001	73,361	29,037	39.6	1,134.16

(Note) The total numbers of shares outstanding were 53,411,572 shares and 25,602,400 shares at March 31, 2002 and 2001, respectively.

2. PROJECTION FOR NON-CONSOLIDATED RESULTS FOR FISCAL YEAR 2002 (APRIL 1, 2002 – MARCH 31, 2003)

	Net sales	Operating income	Net income
	Millions of Yen	Millions of Yen	Millions of Yen
Interim	82,000	24,000	12,000
Entire – year	180,000	58,000	29,000

(Reference) Projected net income per share for the entire-year is ¥542.95.

Note :

The management of the Company is required to disclose the information about Projection of results for fiscal year 2002 in accordance with the regulation of Tokyo Stock Exchange.

Above estimate is made based on the information available at the date of announcement of this flash report and there may be a case that above estimate would differ from actual amount due to various reasons caused.

6. NON CONSOLIDATED FINANCIAL STATEMENT

Sammy Corporation
NON-CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2002 AND 2001

• Unit• Millions of Yen• •

	Current year • As of March 31, 2002• •		Prior year • As of March 31, 2001• •		Change
	Amount	Percentage	Amount	Percentage	Amount
• • A s s e t s • •		%		%	
Current Assets					
Cash and deposits• • • • • • • 1•••••••	17,398		11,108		6,289
Notes receivable• • • • • • • • 3:•••••••	17,662		13,179		4,482
Accounts receivable-trade• • •• 1	31,383		11,845		19,538
Allowance for doubtful accounts	(628)		• •367• •		• •261• •
Inventories	13,503		13,033		471
Deferred taxes-current	2,598		1,135		1,463
Deposit for lawsuit	5,000				5,000
Others	6,388		5,329		1,060
Total current assets	93,309	80.3	55,264	75.3	38,044
Non-current assets					
Property and equipment					
Buildings	4,101		3,997		104
Machinery and equipments	2,239		150		2089
Rental equipment for amusement arcades	435		430		5
Land	2,521		2,485		35
Others	1,244		738		506
Construction in progress	220		2,742		• 2,521
Total property and equipment	10,762	9.3	10,543	14.4	219
Investments and other assets					
Investment securities	2,105		1,295		809
Investments in subsidiaries and affiliates• • 1	3,361		1,337		2,024
Lease deposits	1,333		1,115		218
Deferred taxes non – current	1,349		1,225		124
Others	5,123		2,664		2,462
Allowance for doubtful accounts	(1,081)		• • 85• •		(996)
Total investments and other assets	12,195	10.4	7,552	10.3	4,642
Total non-current assets	22,959	19.7	18,096	24.7	4,862
Total assets	116,268	100.0	73,361	100.0	42,907

(Unit• Millions of Yen)

	Current year • As of March 31, 2002• •		Prior year • As of March 31, 2001• •		Change
	Amount	Percentage	Amount	Percentage	Amount
• • Liabilities • •		%		%	
Current liabilities					
Short-term bank loans and current portion of long-term debt	4,600		5,400		(800)
Notes payable• • • • • • • • ••••••••	14,586		11,443		3,143
Accounts payable – trade• • • • 1•••	7,522		7,861		(338)
Accounts payable – other	7,801		4,859		2,941
Income taxes payable	17,942		8,568		9,374
Accrued liabilities	1,996		850		1,145
Accrued employees' bonus	895		664		231
Others	170		584		(413)
Total current liabilities	55,517	47.8	40,232	54.8	15,285
Non-current liabilities					
Long-term debt, less current portion	1,800		2,400		(600)
Severance and retirement allowance	1,179		913		265
Others	1,111		779		332
Total non-current liabilities	4,090	3.5	4,092	5.6	(1)
Total liabilities	59,608	51.3	44,324	60.4	15,284
• Shareholders' equity• •					
Common stock• • • • • • • • • 2•••••••••	7,966	6.9	4,940	6.7	3,025
Additional paid-in capital	8,960	7.7	5,936	8.1	3,024
Legal reserve	310	0.2	131	0.2	179
Retained earnings-appropriated	15,785	13.6••	7,885	10.7	7,900
-unappropriated	23,528	20.2••	10,018	13.7	13,510
Net unrealized holding gains on securities	109	0.1	125	0.2	(15)
	56,660	48.7	29,037	39.6	27,622
Treasury stock	(0)	(0.0)	(0)	(0.0)	(0)
Total shareholders' equity	56,660	48.7	29,037	39.6	27,622
Total liabilities and shareholders' equity	116,268	100.0	73,361	100.0	42,907

SAMMY CORPORATION

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

• Unit• Millions of Yen• •

	Current year• • From• • April• • 1• 2001 • • • • •March 31• 2002		Prior year• • From• • April• • 1• 2000 • • • • •March 31• 2001		Change
	Amount	Percentage	Amount	Percentage	Amount
Net sales	142,394	100.0	67,706	100.0	74,688
Cost of sales	59,767	42.0	30,326	44.8	29,440
Gross profit	82,626	58.0	37,379	55.2	45,247
Selling, general and administrative expenses	30,671	21.5	18,549	27.4	12,122
Operating income	51,955	36.5	18,830	27.8	33,124
Other income• expenses• •					
Interest and dividend income	98		68		30
Gain on investment in silent partnership	87		1,062		(975)
Interest expenses	(148)		• •118• •		(30)
Expenses for initial public offering	• •		• •		
Expenses for listing on Tokyo Stock Exchange	• •		(140)		140
Loss on disposal of property and equipment	(301)		• • 50• •		(251)
Loss on sale of property and equipment-net	(1)		• • 79• •		78
Loss on devaluation of investment securities and investment in subsidiaries	(9)		(668)		659
Cost for special restoration for pachislot problem	(5,958)		-		(5,958)
Others	(1,122)		• • 56• •		(1,066)
	(7,354)		16	0.0	(7,373)
Income before income taxes	44,599	31.3	18,846	27.8	25,752
Income taxes - current	22,800	16.0	10,140	14.9	12,660
- deferred	(1,576)	(1.1)	• •1,166• •	• 1.7• •	(410)
Net income	23,375	16.4	9,873	14.6	13,502
Unappropriated retained earnings • • beginning of the year	153		145		7
Unappropriated retained earnings – end of the year	23,528		10,018		13,510

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

(Unit• Millions of Yen)

	Current year	Prior year	Change
	Amounts	Amounts	Amounts
• ••Unappropriated retained earnings at the end of year	23,528	10,018	13,510
• ••Appropriation			
••1.••Legal reserve	• •	• • 179• •	(179)
••2.••Dividends	(2,670)	• •1,536• •	1,134
3.••Bonuses to directors and corporate auditors	(300)	• • 250• •	50
••4.••Voluntary reserve			
• • • General reserve	(18,800)	• 7,900• •	10,900
• • • Total appropriation	(21,770)	• 9,865• •	11,905
• ••Unappropriated retained earnings to be carried forward	1,758	153	1,604

Components of Per-Share Dividend

	Current year			Prior year		
	Entire year	Interim	Year-end	Entire year	Interim	Year-end
	Yen	Yen	Yen	Yen	Yen	Yen
Ordinary Share	50.00	0.00	50.00	60.00	0.00	60.00
Ordinary dividend	50.00	0.00	50.00	50.00	0.00	50.00
One-time special dividend	• •• •	• •• •	• •• •	10.00	• •• •	10.00

SIGNIFICANT ACCOUNTING POLICIES

1.•• Method and basis of valuation of securities	(1) Investments in subsidiaries and an affiliate Investments in subsidiaries and an affiliate are carried at moving average cost. (2) Others • Marketable securities with quoted market prices Marketable securities that have quoted market prices are stated at the market value. The difference between acquisition cost and market value is accounted for as net unrealized holding gains on securities in Shareholders' equity. • Other securities Other securities are carried at moving average cost.
2.•• Method and basis of inventory valuation	Inventories are stated at cost determined by the average method.
3.•• Depreciation method of property and equipment	Depreciation is computed primarily using the declining-balance method according to the Japanese Corporate Tax Law. However, buildings acquired after April 1, 1998 are depreciated using the straight-line method according to the Corporate Tax Law.
4.•• Basis of recorded allowances	(1) Allowance for doubtful accounts The allowance for doubtful accounts is provided in an amount sufficient to cover possible losses by estimating individually uncollectible amounts and applying a historical percentage to the remaining accounts. (2) Severance and retirement allowance for employees The liability for the employees' severance and retirement benefits is recorded based on the estimated amounts of benefit obligation and plan assets at the end of the year. (3) Severance and retirement allowance for directors and corporate auditors The liability for the directors' and corporate auditors' severance and retirement benefits is recorded based on the amounts required in accordance with the Company's policy.
5.•• Accounting for lease transactions	Finance leases which do not transfer ownership to lessees are accounted for in the same manner as operating leases.
6. Accounting for significant hedge	The Company has employed certain interest swaps to hedge its exposure to movements in the interest rates for its borrowings. As a matter of policy, the Company does not engage in speculative transactions. These swaps have been accounted for using the simplified method permissible.
7.•• Others	Accounting method of consumption taxes Consumption taxes paid and received are recorded as suspense payments and suspense receipts during the year. The net payable resulting from offsetting the two accounts is recorded as consumption tax payable at year-end.

ADDITIONAL INFORMATION

(Treasury stock)

Treasury stock which was included in Current Assets in previous fiscal year is stated in the bottom of the part of Shareholders' equity due to the amendment of regulation of financial statements.

NOTES TO FINANCIAL STATEMENTS

BALANCE SHEET

Current year (As of March 31, 2002)	Prior year (As of March 31, 2001)
• • 1 Significant assets and liabilities denominated in foreign currency are as follows: US$ (000) • • JPN (million) Cash and deposits 913 • • •• 121 Accounts receivable 1,030 • • •• 138 • • • • 26 3 Investment in subsidiary 11,782 • • •• 1,464	• • 1 Significant assets and liabilities denominated in foreign currency are as follows: US$ (000) JPN (million) Cashand deposits 3,940 488 Accounts receivable 3,369 417 Investment in subsidiary 2,250 239
• • 2.• • Number of shares authorized and outstanding Authorized 100,000,000 shares Outstanding 53,411,800 shares	• • 2.• • Number of shares authorized and outstanding Authorized 30,000,000 shares Outstanding 25,602,400 shares
• • 3. Notes receivable and payable that matured on the balance sheet date (March 31, 2002) were settled on the following business day (April 1, 2002), because the balance sheet date was Sunday and banks were closed. Therefore, the following balances matured on the balance sheet date were included in the balance sheet: Notes receivable ¥2,847 million Notes payable ¥2,427 million	• • 3. Notes receivable and payable that matured on the balance sheet date (March 31, 2001) were settled on the following business day (April 2, 2001), because the balance sheet date was Saturday and banks were closed.Therefore, the following balances matured on the balance sheet date were included in the balance sheet: Notes receivable ¥2,620 million Notes payable ¥1,861 million
4.• • Liabilities for guarantees The Company was contingently liable for guarantees of Shuko Denshi's account to Loan payable to the Banks amounting to ¥132 million	4.• • Liabilities for guarantees The Company was contingently liable for guarantees of Shuko Denshi's account payable to Nippon Conlux in the amount of ¥150 million

(Note) Increase in the number of common shares outstanding during the year due to the following:

• • On June 29, 2001, the Company made a public offering and issued 1,000,000 ordinary shares

• • On November 20, 2002, a 2-for-1 stock split was effected. As a result, the number of shares outstanding increased by 26,653,400 shares.

3• •As a result of warranty (Stock option), the numbers of shares outstanding increased by 156,000 shares.

STATEMENT OF INCOME

Current year (From April 1, 2001 to March 31, 2002)		Prior year (From April 1, 2000 to ... 2001)	
1. Summery of selling,,general and administrative expenses is as follows;		1. Summery of selling,,general and administrative expenses is as follows	
	Millions of Yen		Millions of Yen
Selling expenses		Selling expenses	
Sales agent fee	11,746	Sales agent fee	7,197
Advertisement	2,640	Advertisement	1,648
Others	505	Others	322
Total	14,893	Total	9,168
Personnel expenses		Personnel expenses	
Allowance for Bonus	484	Allowance for Bonus	339
Retirement allowance for director	164	Retirement allowance for director	190
Retirement allowance for employees	80	Retirement allowance for employees	59
Salary, allowance for employees	1,765	Salary, allowance for employees	1,276
Remuneration for director	241	Remuneration for director	187
Others	1,167	Others	706
Total	3,904	Total	2,759
General expenses		General expenses	
Reseach & Development	6,319	Reseach & Development	3,687
Bad debt expense	256	Bad debt expense	144
Allowance of doubtful accounts	13	Allowance of doubtful accounts	1
Rent	595	Rent	345
Commission	1,491	Commission	635
Depreciation	242	Depreciation	137
Others	2,954	Others	1,669
Total	11,873	Total	6,620
2. Execution of depreciation		2. Execution of depreciation	
Tangible assets 1,545 million		Tangible assets 806 million	
Intangible assets 354 million		Intangible assets 221 million	

LEASE TRANSACTIONS

Current year••

•From••April••1• 2001••
••••March 31• 2002••

••A summary of finance leases which do not transfer ownership to lessee:

1. Acquisition cost, accumulated depreciation, year-end book value of the leased items

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Book value at year-end
Tools and furnitures	7	5	2
Machinery and equipments	38	17	20
Total	45	23	23

2. Outstanding minimum lease payments at year-end

(Millions of Yen)

Within one year	• 12
Exceeding one year	10
Total	23

Prior year••

•From••April••1• 2000••
••••March 31• 2001••

A summary of finance leases which do not transfer ownership to lessee:

1. Acquisition cost, accumulated depreciation, year-end book value of the leased items

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Book value at year-end
Tools and furnitures	7	2	4
Machinery and equipments	21	9	12
Total	29	12	16

2. Outstanding minimum lease payments at year-end

(Millions of Yen)

Within one year	• 8
Exceeding one year	8
Total	16

DEFERRED TAXES

Current year (From April 1, 2001 to March 31, 2002)	Prior year (From April 1, 2000 to March 31, 2001)
1• Significant components of the deferred tax assets are as follows:	1• Significant components of the deferred tax assets are as follows:

Current year (From April 1, 2001 to March 31, 2002)

1• Significant components of the deferred tax assets are as follows:

Deferred tax assets (Unit: Millions of Yen)	
(Current assets)	
Accrued enterprise tax	¥ 1,429
••••••••••••	716
Accrued bonus	263
Doubtful accounts	113
Others	75
Current assets total	2,598
(Non current assets)	
Expensed tangible assets to be capitalized for tax purpose	547
Investment securities	139
Retirement benefits	444
Depreciation expense	174
Others	122
Non-current assets total	1,429
Total assets	4,028
(Liability)	
Deferred tax valuation allowance	(79)
Net deferred tax assets	¥ 3,948

2• Significant factors attributing to the differences between the effective statutory tax rate and the tax rate actually imposed

	Unit
Effective statutory tax rate	42.0
Adjustments	
Permanent differences such as entertainment expense	0.4
Inhabitant tax per capita	0.1
Tax on undistributed earnings of family corporation	4.2
Other	0.9
Tax rate actually imposed	47.6

Prior year (From April 1, 2000 to March 31, 2001)

1• Significant components of the deferred tax assets are as follows:

Deferred tax assets (Unit: Millions of Yen)	
(Current assets)	
Accrued enterprise tax	¥ 693
Accrued bonus	196
Inventories	160
Others	85
Current assets total	1,135
(Non current assets)	
Expensed tangible assets to be capitalized for tax purpose	593
Investment securities	178
Retirement benefits	346
Depreciation expense	138
Others	60
Non-current assets total	1,316
Total assets	2,452
(Liability)	
Deferred tax valuation allowance	(90)
Netdeferred tax assets	¥ 2,361

2• Significant factors attributing to the differences between the effective statutory tax rate and the tax rate actually imposed

	Unit
Effective statutory tax rate	42.0
Adjustments	
Permanent differences such as entertainment expense	0.6
Inhabitant tax per capita	0.2
Tax on undistributed earnings of family corporation	3.9
Other	0.9
Tax rate actually imposed	47.6

PRODUCTION BY PRODUCT LINE

• Unit• Millions of Yen• •

	Current year•• (From••April••1• 2001 to••March 31• 2002)	Prior year•• (From••April••1• 2000 to••March 31• 2001)
	Amount	Amount
Pachislot	128,111	48,110
Pachinko	13,563	17,398
Amusement equipment	2,526	2,492
Total	144,200	68,001

(Note) Amounts indicated above are calculated based on sales price and do not include related consumption tax.

• SALES ORDER BACKLOG

••The Company produces Pachislot and Pachinko machines based upon trends of sales order backlog because of short production time. However, as these products have a shorter life cycle with significant shipments required in their initial stage, the initial production is carried out by anticipating initial orders and the quantity of such initial production accounts for majority of total sales quantity. On the other hand, amusement equipment is produced by anticipating orders due to long production time required. For these reasons, the information as to sales order backlog is not considered reflective of the Company's operations and therefore not presented.

SALES BY PRODUCT LINE

• Unit• Millions of Yen• •

	Current year•• •From••April••1• 2001•• ••••March 31• 2002••		Prior year•• •From••April••1• 2000•• ••••March 31• 2001••		Change	
	Amount	Percentage	Amount	Percentage	Amount	Rate of increase/ decrease
		• •		• •		• •
Finished Goods:						
Pachislot	121,117	85.1	46,303	68.4	74,814	161.6
Pachinko	15,860	11.1	17,323	25.6	• 1,463	• • 8.4••
Amusement equipment	1,995	1.4	2,195	3.2	• • 199	• • 9.1••
Home TV game software	1,673	1.2	742	1.1	931	125.3••
Subtotal	140,648	98.8	66,565	98.3	74,082	111.3••
Merchandise:						
Amusement equipment	231	0.2	190	0.3	40	21.4••
Home TV game software	• •	• •	• •	• •	• •	• •
Subtotal	231	0.2	190	0.3	40	21.4••
Other:						
Income from amusement facilities	953	0.6	498	0.7	454	91.1••
Rental income	561	0.4	450	0.7	110	24.5••
Subtotal	1,514	1.0	949	1.4	564	59.5••
Total	142,394	100.0	67,706	100.0	74,688	110.3••

• Note• Amounts indicated above do not include the related consumption tax.